# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IEH Corporation, CIK 0000050292
CUSIP: 44949K107
Title of class of securities: common stock, par value $0.01 per share
Address of issuer's principal executive offices: 140 58th Street, Suite 8E, Brooklyn, New York (NY), 11220
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001171520-14-000500
Filed by CIK 0001559603

## Reporting persons
- Zeff Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 195,854; sole dispositive power 0; shared dispositive power 195,854; aggregate amount beneficially owned 195,854 (7.9% of the class)
  Comment: Related to item 11 of this page: Percentage calculated based on 2,477,749 shares of common stock, par value $0.01 per share, outstanding as of August 7, 2026 as reported in the Form 10-Q for the fiscal quarter ended June 30, 2026 of IEH Corporation.
- Zeff Holding Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 195,854; sole dispositive power 0; shared dispositive power 195,854; aggregate amount beneficially owned 195,854 (7.9% of the class)
  Comment: Related to item 11 of this page: Percentage calculated based on 2,477,749 shares of common stock, par value $0.01 per share, outstanding as of August 7, 2026 as reported in the Form 10-Q for the fiscal quarter ended June 30, 2026 of IEH Corporation.
- Daniel Zeff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 195,854; sole dispositive power 0; shared dispositive power 195,854; aggregate amount beneficially owned 195,854 (7.9% of the class)
  Comment: Related to item 11 of this page: Percentage calculated based on 2,477,749 shares of common stock, par value $0.01 per share, outstanding as of August 7, 2026 as reported in the Form 10-Q for the fiscal quarter ended June 30, 2026 of IEH Corporation.

## Item 1. Issuer
Name of issuer: IEH Corporation
Address of issuer's principal executive offices: 140 58th Street, Suite 8E, Brooklyn, NY 11220

## Item 2. Person Filing
Name of person filing:
Zeff Capital, LP
Zeff Holding Company, LLC
Daniel Zeff

Zeff Capital, LP, Zeff Holding Company, LLC and Daniel Zeff (the "Reporting Persons") have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.
Address of principal business office or, if none, residence:
The address of the principal place of business and principal office of each of the Reporting Persons is:
405 Lexington Ave, 9th Floor, New York, NY 10174
Citizenship: Zeff Capital, LP and Zeff Holding Company, LLC are organized under the laws of the State of Delaware. Daniel Zeff is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Zeff Capital, LP: 195,854
Zeff Holding Company, LLC: 195,854
Daniel Zeff: 195,854
Percent of class:
Zeff Capital: 7.9%
Zeff Holding Company, LLC: 7.9%
Daniel Zeff: 7.9%
Sole power to vote or to direct the vote:
Zeff Capital: 0
Zeff Holding Company, LLC: 0
Daniel Zeff: 0
Shared power to vote or to direct the vote:
Zeff Capital, LP: 195,854
Zeff Holding Company, LLC: 195,854
Daniel Zeff: 195,854
Sole power to dispose or to direct the disposition:
Zeff Capital: 0
Zeff Holding Company, LLC: 0
Daniel Zeff: 0
Shared power to dispose or to direct the disposition:
Zeff Capital, LP: 195,854
Zeff Holding Company, LLC: 195,854
Daniel Zeff: 195,854

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1

Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D filed by Zeff Capital, L.P., Zeff Holding Company, LLC and Daniel Zeff on August 23, 2018).

## Signatures
- Zeff Capital, LP: Zeff Holding Company, LLC, Manager of Zeff Holding Company, LLC, its General Partner (11/03/2026)
- Zeff Holding Company, LLC: Daniel Zeff, Manager (11/03/2026)
- Daniel Zeff: Daniel Zeff, Individual (11/03/2026)